MATERIAL CHANGE REPORT

1.

Name and Address of Reporting Issuer:

Paramount Energy Trust (the “Trust” or “PET”)

Suite 500, 630 – 4th Avenue S.W.

Calgary, Alberta  T2P 0J9

2.

Date of Material Change:

July 18, 2007

3.

News Release:

On July 18, 2007 at Calgary, Alberta, a news release was issued and disseminated through the facilities of a recognized newswire service.

4.

Summary of Material Change:

On July 18, 2007, PET announced that its distribution to be paid on August 15, 2007 in respect of income received by PET for the month of July 2007, for Unitholders of record on July 31, 2007, will be $0.10 per Trust Unit.  The ex-distribution date is July 27, 2007.  The July 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.424 per Trust Unit.

5.

Full Description of Material Change:

On July 18, 2007, PET announced that its distribution to be paid on August 15, 2007 in respect of income received by PET for the month of July 2007, for Unitholders of record on July 31, 2007, will be $0.10 per Trust Unit.  The ex-distribution date is July 27, 2007.  The July 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.424 per Trust Unit.

PET’s business strategy targets sustainability with a capital program sufficient to maintain production levels and with the remaining cash flow available for distribution to Unitholders.  The Trust’s July distribution level has been adjusted to preserve sustainability and strengthen its balance sheet in light of recent precipitous declines in Canadian natural gas prices.

In recent weeks, North American natural gas storage inventories have trended significantly higher relative to historical averages and in particular have increased to levels equivalent to the historical relative highs reached in the summer of 2006. To date anticipated prolonged summer cooling demand in key gas consuming regions has failed to materialize and there also has not yet been significant tropical storm activity in the U.S. Gulf Coast region.  Consequently, U.S. spot NYMEX natural gas prices have fallen approximately 20 percent from near US$8.00 per MMBTU in February of 2007 to approximately US$6.40 per MMBTU currently.

In Canada the increase in the value of the Canadian dollar has further amplified the negative impact on gas prices. Since AECO spot gas prices peaked at Cdn$7.90 per GJ on February 8, 2007, the Canadian dollar has strengthened 12 percent relative to the U.S. dollar and as a result, AECO gas prices have declined much more than those in the U.S.; 33 percent to their current level of Cdn$5.27 per GJ.  As a result of the trend in gas storage inventories, weather and currency, PET remains cautious in its outlook with respect to near term natural gas prices.

Material Change Report July 19 2007

PET continues to actively manage its risk management program. Financial and physical forward sales arrangements at AECO as at July 17, 2007 are as follows:

Type of contract	Volumes at AECO (GJ/d)	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Physical	5,000	6.04		August – October 2007
Period total, net (1)	5,000	6.04	5.27	August– October 2007
Financial	32,500	7.61		November 2007 – March 2008
Period total, net (1)	32,500	7.61	6.95	November 2007 – March 2008
Financial	40,000	7.64		April – October 2008
Physical	5,000	7.45		April – October 2008
Period total, net (1)	45,000	7.62	6.79	April – October 2008
Financial	25,000	7.90		November 2008 – March 2009
Period total, net (1)	25,000	7.90	7.79	November 2008 – March 2009

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

PET has realized gains totalling approximately $48 million to-date in 2007 on financial and physical forward sales contracts including the crystallization of forward positions. PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

Based on current natural gas prices, PET expects to maintain monthly distributions at the current level for the foreseeable future.  PET reviews distributions on a monthly basis based on cash flow projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions.  Future distributions are subject to change as dictated by, among other things, changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information and Reader Advisory:

This Material Change Report contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The forward-looking statements contained in this Material Change Report are made as of the date hereof and neither PET nor Paramount Energy Operating Corp., the Administrator of PET, undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless expressly required to do so by applicable securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Material Change Report July 19 2007

7.

Omitted Information:

Not applicable.

8.

Executive Officer:

The name and business numbers of the executive officer of Paramount Energy Operating Corp, attorney-in-fact of the Trust and agent of Computershare Trust Company of Canada, who is knowledgeable of the material change and this report is:

Susan L. Riddell Rose: President and Chief Executive Officer

Telephone: (403) 269-4400

Facsimile:  (403) 269-6336

9.

Date of Report:

July 19, 2007

Material Change Report July 19 2007